

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

September 29, 2008

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
15550 Lightwave Drive
3rd Floor
Clearwater, FL 33760

> **RE:    Think Partnership Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008 and Amendments on April 30, 2008,**
> **August 11, 2008 and September 16, 2008**
> **File No. 1-32442**

Dear Mr. Mitchell:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director